EXHIBIT 99.3

Press Release

United-States: SunPower completes Maxeon Solar Technologies’

Spin-Off Transaction

Paris, 27, August 2020 — SunPower, majority owned by Total since 2011, successfully completed the strategic transaction, announced last November, to create two independent public companies:

•	SunPower, the leading North American distributed generation company,

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and Maxeon Solar Technologies, a leading global manufacturer of premium solar panels. Concurrently, Tianjin Zhonghuan Semiconductor Co., Ltd. (TZS), a long-term partner of SunPower, is taking a minority share of Maxeon Solar Technologies through a 298 MUSD equity investment.

Total fully supports this strategic move which will allow SunPower to focus on developing its positions in the North American distributed generation and storage market. Total remains majority shareholder of SunPower with a shareholding of 51.7%.

Total also welcomes the investment of TZS in Maxeon Solar Technologies which will consolidate the growth of its industry-leading solar panel technology to a high-volume scale. This investment will indeed facilitate the scale-up of Maxeon® 5 premium solar panels production capacity. Total with a shareholding of 34.6% is the main shareholder of the newly created company Maxeon Solar Technologies, alongside with the new shareholder TZS who owns 28.848%.

Commenting on the transaction, Patrick Pouyanné, Chairman and CEO of Total, said: “Throughout our decade-long cooperation, SunPower has always demonstrated a remarkable innovation spirit and agility. Today’s strategic milestone will ensure the business sustainability and enhance performance of both activities. The creation of two separate public companies initiated by Total as the majority shareholder of SunPower will enable them to fully leverage their strengths on focused businesses : distributed generation marketing on the US market on one side and solar panels manufacturing on the other side. I want to offer my congratulations on the successful transaction and express my support to the teams whose remarkable efforts allowed us to make this operation a success in these challenging times.”

Solar is key to Total’s commitment to develop low carbon electricity and Total maintains a strong ambition to grow on the US solar market, one of the largest in the world, together with Sunpower. The Group continues to grow its renewables businesses worldwide to become a leading international player, in line with Total’s new Climate Ambition to Get to Net Zero by 2050.

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Total and Low-Carbon Electricity

Total integrates climate change into its strategy and stays ahead of new energy market trends by building a portfolio of activities in low-carbon electricity that could account for up to 40% of its sales by 2050. Today, Total’s gross low-carbon power generation capacity worldwide is currently close to 9 gigawatts, including over 5 gigawatts from renewable energies. Total targets 25 GW of a renewable generation capacity in 2025 and will continue to expand its business to become a leading international player in renewable energies.

About SunPower

Headquartered California’s Silicon Valley, SunPower’s (NASDAQ:SPWR) is the leading Distributed Generation Storage and Energy Services provider in North America. SunPower offers the only solar + storage solution designed by one company that gives customers complete control over energy consumption, delivering grid independence, resiliency during power outages and cost savings to homeowners, businesses, governments, schools and utilities.

About Maxeon Solar Technologies

Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and sells SunPower brand solar panels across more than 100 countries and is the leader in solar innovation with access to over 900 patents and two best-in-class solar panel product lines. With operations in Africa, Asia, Oceania, Europe and Mexico, Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,100 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S E directly or indirectly owns investments are separate legal entities. TOTAL S E has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S E nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.